

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 15, 2021

David Stasse
Executive Vice President and Chief Financial Officer
Trinseo S.A.
1000 Chesterbrook Boulevard, Suite 300
Berwyn, PA 19312

> **Re: Trinseo S.A.**
> **Form 10-K for Fiscal Year Ended December 31, 2020**
> **Filed February 22, 2021**
> **File No. 001-36473**

Dear Mr. Stasse:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences